ASX

MARKET RELEASE

25 November 2016

Mission NewEnergy Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Mission NewEnergy Limited (the "Company") will be suspended from quotation immediately, at the request of the Company, pending receipt of an announcement regarding its proposed change of activities.

The Company's securities will remain suspended until the Company has either provided information regarding its proposed change of activities as required by Annexure A of ASX Guidance Note 12, or until the Company has complied with Chapters 1 and 2 of the Listing Rules in accordance with Listing Rule 11.1.3.

Security Code: MBT

Chris Bailey
Adviser, Listings Compliance (Perth)

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

25 November 2016

Trading Halts / Mr Chris Bailey
Australian Securities Exchange
By email: tradinghaltsperth@asx.com.au; chris.bailey@asx.com.au

Voluntary Suspension Request

Mission NewEnergy Ltd (Mission) hereby requests a voluntary suspension of its securities with immediate effect.

In accordance with listing rule 17.2, Mission advises:

- A voluntary suspension is being requested in order to manage Missions continuous disclosure requirements pursuant to the trading halt request made on 23 November in regards to the acquisition of a new entity which is material to the group. The acquisition will require Mission to re-comply with the Australian Securities Exchange (ASX) Chapters 1 and 2. The company will stay in suspension until in recompiles with ASX Chapter 1 and 2.

If you have any queries in relation to this matter, please don't not hesitate to contact me.

Yours faithfully

Guy Burnett
Company Secretary